UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 000-04604

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH  45014

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.
The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

Financial statements as of and for the years ended December 31, 2009 and 2008, and supplemental schedule as of December 31, 2009.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 29, 2010	/s/ Gregory J. Ziegler
Gregory J. Ziegler
Vice President and Director of Personnel
and Community Relations and
Employee Benefits Committee Member

Cincinnati Financial
Corporation Tax-Qualified
Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedule as of December 31, 2009,
and Report of Independent Registered Public
Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements as of and for the Years Ended December 31, 2009 and 2008	4–11

SUPPLEMENTAL SCHEDULE —	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2009	13

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Cincinnati Financial Corporation, and to the Participants of the Cincinnati Financial Corporation Tax-Qualified Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 25, 2010

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Participant-directed investments (at fair value)	$127,106,505	$81,523,308
Accrued interest and dividends receivable	139,017	117,433

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$127,245,522	$81,640,741

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	166,246	310,395

NET ASSETS AVAILABLE FOR BENEFITS	$127,411,768	$81,951,136

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:

Participant contributions (including rollovers of $246,848
and $21,322,201 in 2009 and 2008, respectively)	$15,967,833	$32,787,080
Employer contributions	8,553,138	2,297,997

Total contributions	24,520,971	35,085,077

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	20,732,553	(27,344,117)
Interest and dividend income	2,377,072	3,938,907

Total investment income (loss)	23,109,625	(23,405,210)

DEDUCTIONS — Benefits paid to participants	2,169,964	2,217,232

INCREASE IN NET ASSETS	45,460,632	9,462,635

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	81,951,136	72,488,501

End of year	$127,411,768	$81,951,136

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan eligible to substantially all employees of Cincinnati Financial Corporation (the “Company”) who have attained age 21. Fifth Third Bank (the “Trustee”) serves as the trustee of the Plan. Effective December 3, 2004, Fifth Third Bank outsourced the Plan’s recordkeeping function to FASCore. The Plan commenced January 1, 1996, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Participants may contribute up to 25 percent of their pretax annual compensation each year, as defined in the Plan, subject to certain Internal Revenue Code limitations.  A company match was introduced to the Plan effective September 1, 2008.  The match is 100 percent of the first 6 percent of eligible compensation.  Participants who accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the company match. The Company match is invested according to the participants’ investment direction. Contributions from participants and the Company are recorded on each pay period from Plan participants.  Also effective September 1, 2008, eligible participants are automatically enrolled in the Plan at a three percent contribution rate to encourage associate savings. Effective January 1, 2009, the Plan was amended to clarify its provisions pertaining to the automatic increase of a participant’s contribution rate by 1 percent each year to a maximum 6 percent contribution. Each participant has the opportunity to elect to withdraw prior to automatic enrollment or at any time once enrolled. Beginning on January 1, 2009, the Company may make a discretionary profit sharing contribution to eligible participants.  A participant who is not enrolled in the Company’s high deductible group health plan is eligible for the discretionary profit sharing contribution.  The Company’s profit sharing contribution was $1,034,745 during 2009.

Participants may also contribute amounts representing distributions from the other qualified defined benefit or defined contribution plans (“Rollover”).  During 2008, the Company froze entry into the Company sponsored defined benefit plan for new associates. Participants under 40 years of age who were participating in the defined benefit plan received a payout of their accrued balances during 2008. Participants over 40 years of age had the option of receiving a payout of their accrued balances or remaining in the defined benefit plan. Participants who left the defined benefit plan had the option of receiving their retirement benefit as a cash payout or rolling the amount over to the Plan or other tax-qualified retirement account. The rollover from the defined benefit plan to the Plan was $20,069,418 during 2008.  Rollovers from other qualified plans were $246,848 during 2009 and $1,252,783 during 2008.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings and charged with withdrawals and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan which include the Company’s common stock fund, various mutual funds and a stable value fund.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in the Company contribution and profit sharing contribution plus actual earnings thereon after three years of eligible service.  Unvested participants who are employed by the Company will become fully vested in the Company and profit sharing contribution upon reaching their retirement age.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest rates equal to the prime rate plus one percent. At December 31, 2009, interest rates on participant loans ranged from 4.25% to 9.25%, with maturity dates through May 2038. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. The Plan also provides for hardship withdrawals to occur as outlined in the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock.

Forfeited Accounts – Forfeitures of terminated participants’ nonvested accounts may be used to restore forfeitures, pay plan expenses and/or reduce the Company’s matching and profit sharing contributions.  Forfeitures were $11,067 and $796 during the years ended December 31, 2009 and 2008, respectively. The forfeiture amounts are reinvested into the Fifth Third Stable Value Fund until it is determined how such funds should be allocated in accordance with plan provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except as described below. The Plan’s mutual funds are valued based on observable quoted market prices. The Plan’s other investments are valued based upon the fair value of the funds’ underlying investments. Participant loans are valued at the outstanding loan balances which approximates fair value.

Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. See Note 5 for additional disclosures.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other expenses of the Plan are paid by the Company.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2009 and 2008.

Adopted Accounting Standards — In April 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 820-10-65-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. ASC 820-10-65-4 is an amendment of ASC 820-10, Fair Value Measurements. ASC 820-10-65-4 applies to all assets and liabilities and provides guidance on measuring fair value when the volume and level of activity has significantly decreased and guidance on identifying transactions that are not orderly. ASC 820-10-65-4 requires annual disclosures of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, that occurred during the period. The Plan has adopted this ASC, which is effective for annual reporting periods ending after June 15, 2009. It did not have a material impact on the Plan’s statements of net assets or changes in net assets available for benefits.

In May 2009, the FASB issued ASC 855, Subsequent Events.  ASC 855 provides guidance on the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  ASC 855 defines the circumstances under which an entity should recognize such events or transactions and the related disclosures of such events or transactions that occur after the balance sheet date. The Plan adopted this ASC, which is effective for annual reporting periods ending after June 15, 2009.  It did not have a material impact on the Plan’s statements of net assets or changes in net assets available for benefits.

In June 2009, the FASB issued ASC 105, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles–a replacement of FASB Statement No. 162. ASC 105 establishes a single source of authoritative, nongovernmental U.S. GAAP, except for rules and interpretive releases of the Securities and Exchange Commission. The Plan has adopted this ASC, which is effective for annual reporting periods ending after September 15, 2009. It did not have an impact on the Plan’s statements of net assets or changes in net assets available for benefits as it does not change authoritative guidance.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 provides guidance on estimating fair value of alternative investments when using the net asset value per share provided by the investment entity. The Plan has adopted this ASU, which is effective for annual periods ending after December 15, 2009, with early adoption permitted. It did not have a material impact on the Plan’s statements of net assets or changes in net assets available for benefits.

Recent Accounting Updates, ASU 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures. ASU 2010-06 applies to all entities that are required to make disclosures about recurring or nonrecurring fair value measurements. ASU 2010-06 provides guidance on additional disclosures on any significant transfers in and out of Level 1 and Level 2 and a description of the transfer.  ASU 2010-6 also requires separate disclosures of the activity in the Level 3 category related to any purchases, sales, issuances, and settlements on a gross basis. The effective date of the new disclosures regarding Level 1 and Level 2 categories is for annual periods beginning after December 15, 2009. The effective date of the disclosures regarding Level 3 category purchases, sales, issuances and settlements is for annual periods beginning after December 15, 2010. We do not anticipate the standard to have a material impact on the Plan as it focuses on additional disclosures.

Subsequent Events — There were no subsequent events requiring adjustment to, or disclosure in, the financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 were as follows:

		2009	2008
	Dodge & Cox Stock Fund	$13,821,437	$8,650,550
	T. Rowe Price Growth Stock Fund	12,836,875	7,784,965
*	Cincinnati Financial Corporation (CINF)
	Common Stock and Money Market Funds	9,315,601	8,790,388
*	Fifth Third LifeModel Moderate INSTL	10,050,831	6,747,577
*	Fifth Third Stable Value Fund (C)**	10,127,985	7,289,259
	Touchstone Mid Cap Growth Fund -A	9,298,652	6,315,361
	Dodge & Cox International Stock Fund - A	7,890,849	***
	Royce Premier Fund	7,266,656	4,186,661

* Party-in interest.

** Fair value was $9,961,739 and $6,978,864 as of December 31, 2009 and 2008, respectively.

***The fund was less than 5 percent of the Plan’s net assets available for benefits for the year indicated.

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Mutual funds:
Large Cap Funds	$8,171,108	$(10,673,574)
Mid Cap Funds	3,670,095	(4,726,535)
Small Cap Funds	3,232,313	(2,857,287)
Balanced Funds	1,947,387	(1,628,795)
International Funds	3,682,177	(4,553,449)
Bond Funds	644,296	(918,825)
Total	21,347,376	(25,358,465)

Common stock	(614,823)	(1,985,652)

Net appreciation (depreciation) of investments	$20,732,553	$(27,344,117)

4.	FAIR VALUE MEASUREMENTS

In accordance with fair value measurements and disclosures, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used.

Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•
Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in actively traded markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•
Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models which the inputs are corroborated by market data.

•
Level 3 – Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis for the period ended December 31, 2009 and 2008. The Plan does not have any liabilities carried at fair value. There were no transfers between Level 1 and Level 2.

	Asset fair value measurements at December 31, 2009 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Registered investment companies:
Large Cap Funds	$35,744,009	$-	$-	$35,744,009
Mid Cap Funds	14,579,309	-	-	14,579,309
Small Cap Funds	16,364,213	-	-	16,364,213
Balanced Funds	16,652,859	-	-	16,652,859
International Funds	14,077,498	-	-	14,077,498
Bond Funds	8,602,849	-	-	8,602,849
Total	106,020,737	-	-	106,020,737
CINF common stock and money market funds	9,315,601	-	-	9,315,601
Common collective trusts	-	9,961,739	-	9,961,739
Participant loans receivable	-	-	1,808,428	1,808,428
Total	$115,336,338	$9,961,739	$1,808,428	$127,106,505

	Asset fair value measurements at December 31, 2008 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Registered investment companies:
Large Cap Funds	$21,002,215	$-	$-	$21,002,215
Mid Cap Funds	9,456,256	-	-	9,456,256
Small Cap Funds	9,530,212	-	-	9,530,212
Balanced Funds	10,169,553	-	-	10,169,553
International Funds	7,494,485	-	-	7,494,485
Bond Funds	6,636,412	-	-	6,636,412
Total	64,289,133	-	-	64,289,133
CINF common stock and money market funds	8,790,388	-	-	8,790,388
Common collective trusts	-	6,978,864	-	6,978,864
Participant loans receivable	-	-	1,464,923	1,464,923
Total	$73,079,521	$6,978,864	$1,464,923	$81,523,308

Below is a reconciliation of Level 3 assets measured at fair value for the period ended December 31, 2009 and December 31, 2008. The fair value of participant loans, the only Level 3 assets, are measured based on the expected cash flows of the outstanding loan balances.

Asset fair value measurements using significant unobservable inputs (Level 3)
Participant Loans
Beginning balance, January 1, 2009	$1,464,923
Purchases, sales, issuances, and settlements, net	343,505
Ending balance, December 31, 2009	$1,808,428

Asset fair value measurements using significant unobservable inputs (Level 3)
Participant Loans
Beginning balance, January 1, 2008	$1,317,327
Purchases, sales, issuances, and settlements, net	147,596
Ending balance, December 31, 2008	$1,464,923

5.	STABLE VALUE FUND

The Fifth Third Stable Value Fund (the Fund) is a stable value fund that is a common collective trust fund.  The Fund invests primarily in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs) with similar characteristics. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment in the Fund as well as the adjustment of that investment from fair value to contract value. The adjustment from fair value to contract value for the Plan’s investment in the Fund was $166,246 and $310,395 at December 31, 2009 and 2008, respectively. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  There are no unfunded commitments or restrictions on redemption frequency for the Fund.

Benefit-responsive investment contracts, including GIC’s and wrap (synthetic) contracts are agreements with high quality banks and insurance companies, which are designed to help preserve principal and provide a stable crediting rate.  These contracts are fully benefit-responsive and provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value.  In addition to certain wrap agreement termination provisions discussed below, the contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of fund operations, and that the issuer determines what will have a material adverse effect on the issuer’s financial interest, and what will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.

While each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following:  (i) amendments to the Fund documents or Fund’s administration; (ii) changes to Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participant plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

GIC’s generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  Wrap contracts generally are evergreen contracts that contain termination provisions.  Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.  The issuer is not excused from paying the excess contract value when the market value equals zero.  Wrap contracts that permit the issuer to terminate at market value generally provide that the Fund may elect to convert such termination to an Amortization Election as described below.  In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination.  Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period.  Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

For the years ended December 31, 2009 and 2008, the average yield for the entire Fund based on actual earnings was 2.74% and 4.61%, respectively.

For the years ended December 31, 2009 and 2008, the average yield adjusted to reflect the actual interest rate credited to participants was 2.21% and 3.07%, respectively.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 351,960 and 301,109 shares, respectively, of common stock of Cincinnati Financial Corporation, the sponsoring employer, with a cost basis of $11,205,933 and $10,117,012, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income from shares of Cincinnati Financial Corporation of $529,388 and $369,041, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

8.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (the “IRS”), dated November 19, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (the “IRC”). The Plan has subsequently been amended and has applied for a determination letter.  The Plan is awaiting response from the IRS. The Company believes the Plan is currently designed and operated as a tax-qualified plan in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$127,411,768	$81,951,136
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(166,246)	(310,395)
Net assets available for benefits per the Form 5500	$127,245,522	$81,640,741

	2009	2008
Net increase in net assets available for benefits per the financial statements	$45,460,632	$9,462,635
December 31, 2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(166,246)
December 31, 2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	310,395	(310,395)
Net increase in net assets available for benefits per the Form 5500	$45,604,781	$9,152,240

SUPPLEMENTAL SCHEDULE

	CINCINNATI FINANCIAL CORPORATION
	TAX-QUALIFIED SAVINGS PLAN

	FORM 5500, SCHEDULE H PART IV, LINE 4i--
	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	DECEMBER 31, 2009

	Identity of Issuer	Description of Investment	Fair Value***

*	Fifth Third Funds	Fifth Third Bond INSTL	$3,868,206
*	Fifth Third Funds	Fifth Third Stable Value Fund (C)	9,961,739
*	Fifth Third Funds	Fifth Third Equity Index INSTL	2,813,511
*	Fifth Third Funds	Fifth Third LifeModel Aggressive INSTL	588,502
*	Fifth Third Funds	Fifth Third LifeModel Conservative INSTL	355,993
*	Fifth Third Funds	Fifth Third LifeModel Mod Agg INSTL	5,146,384
*	Fifth Third Funds	Fifth Third LifeModel Mod Cons INSTL	1,099,651
*	Fifth Third Funds	Fifth Third LifeModel Moderate INSTL	10,050,831
	Artisan	International Fund	6,186,649
	Dodge & Cox	Dodge & Cox Stock Fund	13,821,437
	Dodge & Cox	Dodge & Cox International Stock Fund - A	7,890,849
	Dreyfus	Small Cap Stock Index Fund	1,786,745
	Goldman Sachs	Core Fixed - Inc INSTL	4,734,643
	Goldman Sachs	Mid Value Fund - A	2,692,238
	Federated	Mid Cap Index Fund - A	2,588,419
	Royce	Premier Fund	7,266,656
	Touchstone	Mid Cap Growth Fund - A	9,298,652
	T. Rowe Price	New Horizon Fund	1,268,610
	T. Rowe Price	Growth Stock Fund	12,836,875
	T. Rowe Price	Equity Income Fund	2,111,194
	Allianz	Small Cap Value Fund	6,042,202
	American Funds	Growth Fund of America R3	2,526,051
	Davis New York	Davis New York Venture Fund - A	1,046,439
*	Cincinnati Financial Corporation	Common stock and money market funds	9,315,601
*	Participant Loans**		1,808,428
			$127,106,505

*	Party-in-interest
**	The interest rates on these loans range from 4.25% to 9.25%, with maturity dates through May 2038.
***	Cost information is not required for participant-directed investments and, therefore, is not included.